SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

February 26, 2024

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Patrick Fullem

Re:	JBDI Holdings Limited Amendment No. 5 to Draft Registration Statement on Form F-1 Submitted December 21, 2023 CIK No. 0001964314

Dear Mr. Fullem,

Please accept this letter as the response of JBDI Holdings Limited (“Registrant” or “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 5 to Draft Registration Statement on Form F-1 confidentially submitted to the Commission on December 21, 2023 (the “Registration Statement”). On February 8, 2026 the Company filed a non-confidential Form F-1 with the Commission (the “Revised Registration Statement”), which includes changes in response to the Staff’s comments. This response letter was inadvertently omitted from that filing.

For your convenience, the comments have been reproduced below, followed by the Registrant’s response.

Amendment No. 5 to Draft Registration Statement on Form F-1 submitted December 21, 2023

Cover Page

1.

Please revise the resale prospectus cover page to clearly disclose that the secondary offering is contingent upon the closing of the primary offering and the listing of your Ordinary Shares on the Nasdaq Capital Market.

Response:

The Registrant has revised the cover page to clearly disclose that the secondary offering is contingent upon the closing of the primary offering and the listing of the Ordinary Shares on the Nasdaq Capital Market.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm, page II-4

2.	The consent refers to the “report dated December 18, 2023.” Please have your auditor revise its consent to reconcile to the date of the audit report prior to publicly filing your registration statement on Form F-1.

Response:

The auditor has revised its consent to reflect the date of the audit report.

Exhibits

3.	We note you removed a number of exhibits to be filed by amendment from your exhibit list. Please revise to include the removed exhibits or advise as to why each exhibit should not be included.

Response:

The Registrant has revised the exhibit list to include each of the removed exhibits.

The Company respectfully requests the Staff’s assistance in completing its review of the Revised Registration Statement as soon as possible. If you have any questions regarding the foregoing or desire further information or clarification, please do not hesitate to contact the undersigned at (303) 868-3382.

Thank you for your review.

Very truly yours,

/s/ Henry F. Schlueter
Henry F. Schlueter

C:	JBDI Holdings Limited